N E W S   R E L E A S E
OTCBB: OLYRF
TSX:  ORL
Date: October 2, 2002

GARRISON WELL SUCCESSFUL


For Immediate Release

Olympic Resources Ltd. (Olympic) reports that flow test operations have been completed on an offset well on the Southeast Garrison prospect in Kern County, California. The well flow tested at similar rates and reservoir pressures observed in the original well. Olympic holds a 9.1% working interest in this well. Gas sales are expected to commence in October.

Originally discovered and tested in 1999, the first well into the new pool produced sustained commercial rates of approximately 2.0 MMCFPD before encountering technical difficulties. The new well location lies approximately 1,400 feet northwest and 10 to 15 feet structurally higher than the original well.

The Bucher #1 well was also drilled, however no significant hydrocarbons were encountered and the well was subsequently plugged and abandoned. Olympic acquired a 3.5% interest in the Bucher #1 by swapping a 3.5% interest in the Garrison well.

To find out more about Olympic Resources Ltd. (TSX-V:
ORL, OTCBB: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock,
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.